February 8, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  Palmerston Stock Agency, Inc.
Amendment No. 1 to Registration Statement on Form S-1
        Filed January 21, 2011
        File No. 333-170566

We represent Palmerston Stock Agency, Inc. (“Palmerston” or, the “Company,” “we,” “us,” or “our”).  By letter dated January 31, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Amendment No. 1 to the Form S-1 filed on January 21, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.	Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response: We have updated our financial statements to comply with Rule 8-08 of Regulation S-X.

2.	Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Response: We have provided a currently dated consent from our independent public accountant.

3.
Based on your disclosure on page 18, it appears that Mr. Michael Raleigh serves as your executive officer.  However, on pages 6, 13, and 18 you state that Mr. Ian Raleigh is your sole officer and director.  Please revise your disclosure for consistency or advise.

Response: We have revised our disclosure for consistency throughout to reflect Michael Raleigh serving as an officer in the capacity of secretary. We have deleted all references to Ian Raleigh serving as our sole officer and director.

Calculation of Registration Fee

4.
We note your response to our prior comment three.  However, your disclosure on pages F-8 and F-17 does not appear to reflect the same dates and amounts of shares sold.  Please advise or revise for consistency.

Response: We have revised our disclosure on pages F-8 ad F-17 to reflect the correct dates ad amounts of shares sold.

5.
We note your response to our prior comment four.  Please also revise the amount of the registration fee on page 22.  Additionally, we note in footnote (2) and in the Determination of Offering Price section on page 6 disclosure that the offering price was determined by the price the shares were sold to your shareholders in a private placement.  Given the change in offering price from $0.01 to 0.05, this disclosure no longer appears accurate.  Please revise accordingly.

Response: We have revised the amount of the registration fee on page 22.  In addition, we have revised our disclosure to take into account the change in offering price.

Prospectus Cover Page

6.	We note your response to our prior comment five and reissue our comment. Please revise to correctly indicate the page on which your “Risk Factors” section begins.

Response: We have revised our disclosure to correctly indicate the page on which our “Risk Factors” section begins.

Prospectus Summary, page 1

Overview, page 1

7.
We note your response to our prior comment nine.  Please clarify whether Mr. Ian Raleigh’s brother will serve as the company’s officer or director.  If he will not hold a position with the company, please delete the reference to his experience as a stock agent.

Response:  We have clarified throughout our disclosure that Scott Raleigh will serve as our officer in the capacity of secretary.

8.	We note your response to our prior comment ten. However, in response to our prior comment please also delete your statements regarding the monopolization of the stock agency business on page 10.

Response: We have deleted statements regarding the monopolization of the stock agency business on page 10.

Risk Factors, page 3

9.
Please include a separate risk factor to address the risk that your officers and directors are not citizens of the United States or reside in the United States and that it may be difficult to enforce judgments of a U.S. court against you or your officers and directors.

Response: We have included a separate risk factor to address the risk that our officers and directors are not citizens of the United States or reside in the United States and that it may be difficult to enforce judgments of a U.S. court against our officers and directors.

Special Note Regarding Forward-Looking Statements, page 6

10.	You refer in this section to the expected impact of a Share Exchange that is not otherwise discussed in the prospectus. Please revise or advise.

Response:  At this time, we have no intention of consummating a share exchange or merger of any kind.  Therefore, we have deleted the reference to the expected impact of a share exchange.

Use of Proceeds, page 6

11.	We note your response to our prior comment 19 and reissue our comment in part. Please revise your disclosure on page 9 to discuss how you intend to pay the offering expenses.

Response: We have revised our disclosure on page 9 to discuss how we intend to pay the offering expenses.

Our Operating Strategy, page 11

12.
We note your response to our prior comment 23 and reissue our comment in part.  Please update your summary section and the sixth full paragraph on page 23 to state that you will not be able to commence business until the 2012 market, at the earliest.

Response: We have updated our summary section and the sixth full paragraph on page 23 to state that we will not be able to commence business until the 2012 market, at the earliest.

Competition, page 12

13.	We note your response to our prior comment 25. However, please delete the reference to “the companies named in this section” because you no longer name any companies here.

Response: We have deleted the reference to “the companies named in this section”.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 15

Year One Expenses and Forecast in US Dollars, page 15

14.
We note your response to our prior comment 29 and reissue our comment in part.  Please revise to provide the basis for your belief that in the first three years of your operations, wool will cost $5.25 per kilogram and that you will be able to sell it for $8.50 per kilogram.

15.
Response: We have revised our disclosure to delete the statement regarding the expected price of wool for the first three years of operations. At this time, it is not possible to determine the future price of wool due to market fluctuation.

Signatures, page 26

16.
We note your response to our prior comment 35.  However, please revise your signature section to have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of your board of directors sign your registration statement in their individual capacities.  In addition, if Michael Raleigh does not hold any of the positions mentioned above, please revise to delete his signature.

Response:  We have revised our signature section in accordance with the foregoing comment.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
         Gregg E. Jaclin